1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM
morrison & foerster llp

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June 13, 2013	Writer’s Direct Contact 212.468.8179 apinedo@mofo.com

Via EDGAR

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc. Registration Statement on Form S-1 (the “Registration Statement”) Registration No. 333-187164

Dear Ms. Piland:

On behalf of our client, Truett-Hurst, Inc. (the “Company”), we submit to the Securities and Exchange Commission (the “Commission”) the attached proposed changes to the Company’s Registration Statement on Form S-1 referenced above (the “Amendment”).  The Amendment incorporates responses to the comments transmitted by the Staff to us on June 12, 2013 regarding the proposed changes to the Registration Statement submitted to the Commission on June 11, 2013.  Below, we identify in bold the Staff’s comment and note in regular type our response.

Recent Developments, page 6

1.
We note your response to comment 2 in our letter dated June 6, 2013. However, the revised disclosure still does not explain in sufficient detail the reasonable basis for the net sales and net losses ranges. Please disclose the material assumptions used in your estimates, such as the basis and methodology for estimating net sales on orders not shipped, commitments by customers, and historical recurring orders. Also disclose the material assumptions used for estimating net losses. See Item 10(b)(3) of Regulation S-K. Please note that disclosed ranges should not be so wide as to make the disclosures meaningless. Disclose the basis for the determination that the disclosed ranges are the most reasonable ranges for each financial item projected based on the selected assumptions. Please also include or tell us why you have not presented estimates for earnings (loss) from continuing operations or income (loss) before extraordinary items. See Item 10(b)(2) of Regulation S-K.

Securities and Exchange Commission
June 13, 2013
Page Two

We have revised the disclosure to more clearly explain the reasonable basis for the disclosed ranges of net sales and net losses and the material assumptions used in our estimates.  In the Amendment, we have included disclosure of income (loss) from continuing operations but not income (loss) before extraordinary items.  This latter measure would not be meaningful to investors because the Company has not had any extraordinary items during the periods discussed.

2.
We note your response to comment 3 in our letter dated June 6, 2013. However, the estimated results for your fiscal year ended June 30, 2013 appear to represent a significant change from the prior fiscal year and should be described, both quantitatively and qualitatively, as requested in our prior comment. The upper range of your estimated net sales of $17 million is an increase of approximately 34% from the previous fiscal year. In addition, the upper range of your estimated net loss of $595,000 appears to be a significant change from your reported net income from the previous fiscal year. Furthermore, as previously requested, please describe any new trends that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income or result in your liquidity decreasing or increasing in any material way. Alternatively, tell us why you believe such disclosure is not necessary.

We have revised the Amendment to disclose the reasons for the significant change versus prior periods in net sales.  The Company does not believe there are any new trends of the type discussed in the comment that would be required to be disclosed in the prospectus.

3.
Please include a cautionary statement against attributing undue certainty to the projections included in this section. You should also include a risk factor that your actual results may differ materially from those set forth in the projections. Also discuss management’s intention regarding the furnishing of updated projections. See Item 10(b)(3)(i) of Regulation S-K.

We have included the cautionary language against attributing undue certainty to the projections (see page 6), the requested risk factor regarding the projections (see page 12) and the discussion of management’s intention regarding furnishing updates to the projections (see page 6).

Securities and Exchange Commission
June 13, 2013
Page Three

H.D.D., LLC Financial Statements

Notes to Consolidated Financial Statements

1. Description of Operations, page F-12

4.
We note in your response to comment 5 in our letter dated June 6, 2013 and your revised disclosure here as to the actual year end of H.D.D., LLC and your basis for presenting financial information as of June 30. Please revise your disclosure in the forepart of the document to ensure that it is clear to investors the actual year end of H.D.D, LLC and why financial results as of June 30 are being presented.

We have revised the forepart of the Registration Statement to indicate that (i) the current fiscal year-end of H.D.D. LLC is December 31, (ii) that H.D.D. LLC will amend its operating agreement to change its fiscal year-end to June 30 upon completion of the offering, and (iii) financial results as of June 30 are presented for ease of comparability to those of the Company.  This disclosure has been added on page 6.

Securities and Exchange Commission
June 13, 2013
Page Four

We appreciate in advance your time and attention to this Amendment, as well as to our comment responses.  Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo

Anna T. Pinedo

cc:           Gary J. Kocher
Michael Hedge

As filed with the Securities and Exchange Commission on June ~~5,~~14, 2013
Registration No. 333-187164

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

AMENDMENT NO. ~~7~~8
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
_____________________
Truett-Hurst, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2080	46-1561499
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5610 Dry Creek Road Healdsburg, CA 95448 (707) 433-9545 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Phillip L. Hurst
President and Chief Executive Officer
Truett-Hurst, Inc.
5610 Dry Creek Road
Healdsburg, CA 95448
(707) 433-9545

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Anna T. Pinedo, Esq. James R. Tanenbaum, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 Tel: (212) 468-8000	Michael A. Hedge, Esq. Gary J. Kocher, Esq. K&L Gates LLP 925 Fourth Avenue, Suite 2900 Seattle, Washington 98104 Tel: (206) 623-7580

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒
_____________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Class A Common Stock, par value $0.001 per share	2,700,000	$21,600,000	$5,939.00(3)
(1)
This Registration Statement also covers the re-offer and sale of Class A common stock on an ongoing basis after their initial sale in market-making transactions by WRHambrecht + Co, LLC, an affiliate of the Registrant.  All such market-making transactions with respect to these shares of Class A common stock are being made pursuant to this Registration Statement.

(2)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously estimated and paid based on the registration of 2,902,557 shares of Class A common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JUNE ~~5,~~14, 2013.

Truett-Hurst, Inc. 2,700,000 Shares of Class A Common Stock
This is our initial public offering and no public market currently exists for our shares. We are selling 2,700,000 shares of our Class A common stock. We expect that the initial public offering price will be between $6.00 and $8.00 per share. Immediately following this offering, our Class A common stock will collectively represent 100% of the economic interests in Truett-Hurst, Inc. and approximately 38.3% of the voting power of Truett-Hurst, Inc. Our Class B common stock will represent approximately 58.2% of the voting power of Truett-Hurst, Inc. Certain of our existing owners may purchase in this offering up to 7.0%, or 189,608 shares, of the Class A common stock to be outstanding following the offering in order to meet the all or none sales threshold of 2,700,000 shares.

Our Class A common stock has been approved for listing on the Nasdaq Capital Market under the symbol “THST.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and, as such, may elect to comply with certain reduced reporting requirements after this offering.

OpenIPO® and Best Efforts Offering: The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in underwritten public offerings. The public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters participating in this offering. The underwriters have agreed to use their best efforts to procure potential purchasers for the shares of Class A common stock offered pursuant to this prospectus. The shares are being offered on an all or none basis.  All investor funds received prior to the closing will be deposited into a non-interest bearing escrow account with an escrow agent until closing.  If investor funds for the full amount of the offering are not received at closing, the offering will terminate and any funds received will be returned promptly.

The auction will close and a public offering price will be determined after the registration statement becomes effective. The auction will remain open no longer than 30 days following effectiveness. The minimum size of any bid is 100 shares.

A more detailed description of this process is included in “The OpenIPO Auction Process” beginning on page 25 and in “Plan of Distribution” beginning on page 113.

THE OFFERING	PER SHARE	TOTAL
Initial Public Offering Price	$	$
Placement Agents’ Fee	$	$
Proceeds to Truett-Hurst, Inc.	$	$
The underwriters expect to deliver the shares of Class A common stock on , 2013.
Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Feltl and Company	Sidoti & Company, LLC	CSCA

The date of this prospectus is                        , 2013.

The diagram below depicts our organizational structure immediately following this offering:

The voting power of the Class A holders shown in the above diagram includes up to an aggregate 189,608 shares of our Class A common stock to be purchased by certain of our existing owners and a third party in this offering.  These shares of our Class A common stock will be purchased for investment purposes, and not with a view to a distribution or resale, and will be purchased at the clearing price established through the OpenIPO process. See “The OpenIPO Auction Process.”  In order to avoid having these potential purchases influence the auction outcome, the existing owners and the third party will not submit their indications through the OpenIPO website, but will agree to purchase at the clearing price set through the auction process.

In connection with the offering, Truett-Hurst, Inc. will enter into a tax receivable agreement with our existing owners that provides for the payment from time to time by Truett-Hurst, Inc. to our existing owners of 90% of the amount of the benefits, if any, that Truett-Hurst, Inc. is deemed to realize as a result of (i) increases in tax basis resulting from our exchange of LLC Units and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, and the amount and timing of our income. A chart estimating the amounts of such payments appears on page 93 of this prospectus. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The LLC’s fiscal year-end is currently December 31, while the fiscal year-end of Truett-Hurst, Inc. is June 30. For the purposes of comparability, we have presented audited financial statements of the LLC as of June 30, 2011 and 2012 and for each of the years in the two-year period ended June 30, 2012 so that they will be directly comparable with the audited consolidated financial statements of Truett-Hurst, Inc. after the offering. The LLC will amend its operating agreement to change its fiscal year end to June 30 upon completion of this offering.

Recent Developments

Financial results for periods ~~after~~subsequent to March 31, 2013 are not currently available.  However, we expect to report between $~~3.7 million and $4.3 million~~4.0 million and $4.9 million in net sales for the three months ending June 30, 2013, compared to net sales of $2.3 million for the three months ended June 30, 2012.  ~~The increase in net sales is expected to be attributable to increases in our wholesale, direct to consumer and internet segments.  These are only estimated results.  Our actual results are dependent upon many factors, and may differ from~~In addition, we expect to report between $16.1 million and $17.0 million in net sales for the fiscal year ending June 30, 2013, compared to net sales of $12.7 million for the fiscal year ended June 30, 2012.  Based on the high end of the range above, for the fourth quarter and fiscal year ending June 30, 2013, these amounts would represent increases of $2.5 million and $4.3 million, respectively, versus the prior periods.  Anticipated increases in net sales compared to the prior periods are consistent with the Company’s rate of growth to date, but reflect the relatively small base of sales in prior periods used for comparison.  Therefore, investors should not attribute undue significance to the growth in sales discussed above, as there can be no assurance that the Company will continue to grow at these rates, or that its final results will be consistent with these estimates.

The anticipated increase in net sales is attributable to the introduction of new brands, additional distributors, increased market penetration in the wholesale and direct sales segments, and increased net sales from the acquisition of a fifty percent interest in The Wine Spies LLC.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We recognize revenue when our products are shipped.  Our current estimates of net sales for the three months ending June 30, 2013 are based on (i) actual shipments to date, (ii) open sales orders with shipment dates prior to quarter-end, (iii) anticipated sales orders (and the shipment dates of those orders) based on discussions with our distributors.  Actual net sales for the period will be subject to the actual shipment schedules of our products, which are determined by our distributors and customers.  No additional material assumptions were used to calculate the projected net sales for the defined periods.

We expect to report between $145,000 in net income attributable to H.D.D. LLC members and $115,000 in net loss attributable to H.D.D. LLC members for the three months ending June 30, 2013, compared to a net loss attributable to H.D.D. LLC members of $224,000 for the three months ended June 30, 2012.  In addition, we expect to report between $335,000 and $595,000 in net loss attributable to H.D.D. LLC members for the fiscal year ending June 30, 2013 compared to net income attributable to H.D.D. LLC members of $26,462 for the fiscal year ended June 30, 2012.

Estimated net losses or estimated net income has been determined based on the net sales methodology described above less (i) actual related cost of goods sold (ii) actual sales and marketing, general and administrative expenses, offering expenses and other actual one-time expenses (iii) projected expenses related to the offering for the defined periods.  Projected expenses related to the offering were determined through discussions with certain service providers involved with the offering.  The net income or loss range is based on the above methodology and subject to the actual revenue recognized and expenses incurred for the defined periods.  No additional material assumptions were used to calculate the projected net income or loss for the defined periods.

After giving effect to the Recapitalization and the Offering Transactions, we expect to have 7,054,644 shares of Class A common stock outstanding (assumes the exchange of all LLC Units for shares of Class A common stock).  We expect to report between $0.02 earnings per share and $0.02 in losses per share from continuing operations on a weighted average basis for the three months ending June 30, 2013.  In addition, we expect to report between $0.05 and $0.08 in losses per share from continuing operations on a weighted average basis for the fiscal year ending June 30, 2013.  No additional material assumptions were used to calculate the earnings or loss per share for the defined periods.

For the three months and fiscal year ended June 30, 2012, respectively, net income (loss) attributable to H.D.D. LLC members totaled approximately $(224,000) and $26,000, respectively.  We estimate for the fourth quarter and fiscal year ending June 30, 2013, the high end of the range of net loss attributable to H.D.D. LLC members will be approximately $115,000 and $595,000, respectively.  The anticipated change from profitability to a loss as compared to the previous periods is due primarily to one-time expenses associated with the IPO and increased personnel costs in preparation for becoming a publicly held company.  For additional information regarding operating expenses and period changes see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The ranges provided for the defined periods are, in management’s estimation, the most probable for the financial items presented based on the methodologies applied.  These are only estimated results and investors should not attribute undue certainty to them.  Our actual results depend on many factors, and may differ from these estimates.  In addition we face risks that may adversely impact our business and results of operations.  See “Risk Factors.”

The foregoing represents our estimates as of the date of this prospectus. We do not intend to furnish investors with any updated projections after the date hereof.

Summary of Risk Factors

Our business is subject to numerous risks, which are described in the section entitled “Risk Factors” immediately following this prospectus summary on page 12. You should carefully consider these risks before making an investment. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our growth strategy, which could cause a decline in the price of our Class A common stock and result in a loss of all or a portion of your investment:

•	A reduction in the supply of grapes and bulk wine available to us from the independent grape growers and bulk wine suppliers could reduce our annual production of wine.

•	We face significant competition which could adversely affect our profitability.

•	The estimates of our financial performance for the three months and fiscal year ending June 30, 2013 contained in this prospectus are subject to inherent risks.

•	Because a significant amount of our business is made through our direct to retailer partnerships, any change in our relationships with them could harm our business.

•	We have a history of losses and we may not achieve or maintain profitability in the future.

•	The loss of Mr. Hurst, Mr. Bielenberg, Ms. Lambrix, Mr. Dolan or other key employees would damage our reputation and business.

•	A reduction in our access to, or an increase in the cost of, the third-party services we use to produce our wine could harm our business.

•	The terms of our credit facility may restrict our current and future operations; we have breached our existing loan covenants under the terms of this facility.

•
Because our existing owners will retain significant control over Truett-Hurst after this offering, new investors will not have as much influence on corporate decisions as they would if control were less concentrated.

•	Many of our transactions are with related parties, including our founders, executive officers, principal stockholders and other related parties, and present conflicts of interest.

•	Several of our executive officers and key team members have outside business interests which may create conflicts of interest.

6

Underwriters	WR Hambrecht + Co Feltl and Company, Inc. Sidoti & Company, LLC CSCA Capital Advisors, LLC

Risk Factors
Investing in our Class A common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our Class A common stock in “Risk factors” beginning on page 12.

Conflicts of Interest
William R. Hambrecht and Barrie Graham each serve as an officer, and Mr. Hambrecht serves as a director, of WR Hambrecht + Co, an underwriter in this offering.  Both Mr. Hambrecht and Mr. Graham serve on our board of directors and have the power to influence or cause the direction of our management and policies. Additionally, Hambrecht Wine Group, L.P., which is approximately 83.7% beneficially owned by a trust for the benefit of Mr. Hambrecht and his family members and as to which Mr. Hambrecht is a trustee, owns 12.94% of the combined voting power of our Class A and Class B common stock prior to this offering and will own 7.99% of the combined voting power of our Class A and Class B common stock after this offering.  Mr. Hambrecht is deemed to beneficially own all of the equity interest held by Hambrecht Wine Group, L.P.  Because of the foregoing, WR Hambrecht + Co is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”).  Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. Rule 5121 requires that a “qualified independent underwriter” meeting certain standards participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence with respect thereto. CSCA Capital Advisors, LLC has agreed to act as a “qualified independent underwriter” within the meaning of Rule 5121 in connection with this offering. WR Hambrecht + Co will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the customer.

Nasdaq Symbol	THST

In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon reflects a 1-for-14 stock split effected on April 18, 2013 and does not reflect:

•	4,102,644 shares of Class A common stock issuable upon exchange of 4,102,644 LLC Units;
•
42,000 shares of restricted Class A common stock granted to James D. Bielenberg, our Chief Financial Officer, and 210,000 shares of restricted Class A common stock granted to Kevin Shaw, an independent contractor who acts as our creative director, in each case pursuant to the 2012 Plan; these shares of restricted Class A common stock were granted in December 2012 and February 2013, respectively, and vest over a three-year period; and

•	shares available for grant under the automatic increase provisions of the 2012 Plan (see “Executive Compensation—Employee Benefit and Stock Plans—2012 Stock Incentive Plan”).

10

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information in this prospectus, before deciding whether to invest in shares of our Class A common stock. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our Class A common stock may decline and you may lose all or part of your investment.

Risks Related to our Business and Strategy

A reduction in the supply of grapes and bulk wine available to us from the independent grape growers and bulk wine suppliers could reduce our annual production of wine.

We rely on annual contracts with over 20 independent growers to purchase substantially all of the grapes used in our wine production.  Our business would be harmed if we are unable to contract for the purchase of grapes at acceptable prices from these or other suppliers in the future. The terms of many of our purchase agreements also constrain our ability to discontinue purchasing grapes in circumstances where we might want to do so.

Some of these agreements provide that either party may terminate the agreement prior to the beginning of each harvest year.

We depend on bulk wine suppliers for the production of several of our wines, particularly our direct to retailer designated labels.  We have contracts with some wineries to provide us with bulk wine for a four-year term at specified prices and terms. These contracts will provide us with limited growth opportunities for the next two years. Further growth beyond our grape and wine contracts depends on the availability of bulk wine at the right price and quality for our labels.

The price, quality and available quantity of bulk wine has fluctuated in the past. It is possible that we will not be able to purchase bulk wine of acceptable quality at acceptable prices and quantities in the future, which could increase the cost or reduce the amount of wine we produce for sale. This could reduce our sales and profits.

In fiscal year 2012, E&J Gallo Winery and Robert Hall Winery were our largest suppliers of bulk wine.  It is possible that we will not be able to source wine from these or comparable suppliers in the future, which could reduce our annual production of wine and harm our sales and profits.

We have a history of losses, and we may not achieve or maintain profitability in the future.

We have had a limited number of quarters or years of profitability and historically raised additional capital to meet our growth needs.  We expect to make significant future investment in order to develop and expand our business and become a public company, which will result in additional sales, marketing and general and administrative expenses that will require increased sales to recover these additional costs.  In addition, as we prepare to become a public company, we have incurred and expect that we will continue to incur significant legal, accounting, and other administrative expenses that we did not incur as a private company. As a result of our sales and marketing expenses as well as these increased expenditures, we must generate and sustain increased revenue to achieve and maintain future profitability. While our revenue has grown in recent periods, this growth may not be sustainable.  In the event that we do not complete this offering, we expect to reduce our planned sales and marketing expenses, scale back our business plan and seek to terminate certain of our supply agreements, including those with affiliates.

We may not generate sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including slowing demand for our products and increasing competition, as well as the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors in the expansion of our business. Accordingly, we may not be able to achieve or maintain profitability and, we may incur significant losses in the future, and this could cause the price of our Class A common stock to decline.

We face significant competition which could adversely affect our profitability.

The wine industry is intensely competitive. Our wines compete in several Super-premium and Ultra-premium wine market segments with many other Super-premium and Ultra-premium domestic and foreign wines, with imported wines coming from the Burgundy and Bordeaux regions of France, as well as Italy, Chile, Argentina, South Africa and Australia. Our wines also compete with popularly-priced generic wines and with other alcoholic and, to a lesser degree, non-alcoholic beverages, for shelf space in retail stores and for marketing focus by our independent distributors, many of which carry extensive brand portfolios. A result of this intense competition has been and may continue to be upward pressure on our selling and promotional expenses. In addition, the wine industry has experienced significant consolidation. Many of our competitors have greater financial, technical, marketing and public relations resources than we do. Our sales may be harmed to the extent we are not able to compete successfully against such wine or alternative beverage producers’ costs. There can be no assurance that in the future we will be able to successfully compete with our current competitors or that we will not face greater competition from other wineries and beverage manufacturers.

The estimates of our financial performance for the three months and fiscal year ending June 30, 2013 contained in this prospectus are subject to inherent risks.

This prospectus contains certain estimates by our management, including, but not limited to, estimates relating to net sales, net income (loss) and earnings (losses) per share for the three months and fiscal year ending June 30, 2013. These estimates reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the estimates, or the estimates themselves, will prove inaccurate. There will likely be differences between actual and projected results, and actual results may differ materially from those contained in the estimates. The inclusion of the estimates in this prospectus should not be regarded as an indication that we or our management or representatives considered or consider the estimates to be a reliable prediction of future events, and the estimates should not be relied upon as such.

12

PLAN OF DISTRIBUTION

We and the underwriters named below will enter into a placement agency agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to use its best efforts to procure potential purchasers for the shares of our Class A common stock offered hereby. WR Hambrecht + Co is the representative of the underwriters.

Underwriters	Number of Shares
WR Hambrecht + Co
Feltl and Comany, Inc.
Sidoti & Company, LLC
CSCA Capital Advisors, LLC

Total

The underwriters are not required to take or pay for any specific number or dollar amount of our Class A common stock.

The following table shows the per share and total placement agents’ fees to be paid to the underwriters by us.

Per Share	$
Total	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $       per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Investor funds will be deposited into an escrow account for the benefit of investors set up with American Stock Transfer & Trust Company, LLC.  The shares are being offered on an all or none basis.  All investor funds received prior to the closing will be deposited into escrow with the escrow agent until closing.

The escrow agent will invest all funds it receives in a non-interest bearing account in accordance with Rule 15c2-4 under the Exchange Act. The escrow agent will not accept any investor funds until the date of this prospectus. On the closing date, the escrow agent will notify the underwriters that all of the funds to pay for the shares have been received.  If, on the closing date, investor funds are not received for all of the shares being offered, then all investor funds that were deposited into the escrow account will be returned promptly to investors, and the offering will terminate.

We and our officers, directors, and holders of substantially all of our Class A common stock have agreed, or will agree, with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply, in our case, to securities issued pursuant to existing employee benefit plans or securities issued upon exercise of options and other exceptions, and in the case of our officers, directors and other holders of our securities, exercise of options issued pursuant to a stock option or similar plans, and other exceptions. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Certain of our existing owners may purchase in the offering up to approximately 7.0% of the shares of the Class A common stock to be outstanding following the offering.

Prior to the offering, there has been no public market for the shares.  The price to the public and allocation of shares will be determined by an auction process.  The minimum size for a bid in the auction is 100 shares of our Class A common stock.  The method for submitting bids and a more detailed description of this auction process are included in the section entitled “The OpenIPO Auction Process.”

Our Class A common stock has been approved for listing on Nasdaq under the symbol “THST.” In order to meet one of the requirements for listing the Class A common stock on Nasdaq, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

113

H.D.D. LLC
Notes to Consolidated Financial Statements

1.	Description of Operations

H.D.D. LLC (“we,” “us,” “our,” or the “Company”) was organized in the state of California in 2007.  We own and operate Truett-Hurst winery located in the Dry Creek Valley and lease and operate VML winery, located in the Russian River Valley.  We produce and sell premium, super-premium and ultra-premium wines from grapes grown on our estate vineyard, purchased from growers, bulk wine procured under contracts or on a spot basis, and finished goods from both import and domestic producers.  These consolidated financial statements are presented as of June 30, 2011 and 2012, and for each of the years in the two-year period ended June 30, 2012.

As further described under Note 17, H.D.D. LLC has formed a C corporation, Truett-Hurst, Inc. (“Truett-Hurst” or the “Corporation”) which we anticipate will complete a public offering (the “IPO”) in the near future.  Following the IPO and related transactions, H.D.D. LLC will be a consolidated subsidiary of the Corporation.  While H.D.D. LLC’s fiscal year-end is currently December ~~31 for tax purposes,~~31, the fiscal year-end of the Corporation is June 30.  For the purposes of comparability, we have presented audited financial statements of H.D.D. LLC as of June 30, 2011 and 2012 and for each of the years in the two-year period ended June 30, 2012 so that they will be directly comparable with the audited consolidated financial statements of Truett-Hurst, Inc. after the offering.  H.D.D. LLC will amend its operating agreement to change its fiscal year end to June 30 upon completion of the IPO.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). As of and for the nine month period ended March 31, 2013, we have consolidated the operations of our 50% owned subsidiary (see Note 8) from the date of acquisition. All significant intercompany balances and transactions have been eliminated in consolidation and our non-controlling interest has been appropriately disclosed on all of the related statements. The Company has reclassified certain prior period amounts to conform to the current period's presentation.  These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2013, the interim consolidated statements of operations and cash flows for the nine months ended March 31, 2012 and 2013, and the interim consolidated statements of changes in redeemable contributed capital and members’ equity (deficit) for the nine months ended March 31, 2013 are unaudited.  The unaudited interim consolidated financial statements have been prepared on the same basis as the consolidated financial statements as of June 30, 2011 and 2012, and for each of the years in the two-year period ended June 30, 2012 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2013 and the results of operations and cash flows for the nine months ended March 31, 2012 and 2013.  The financial data and the other financial information disclosed in these notes to the consolidated financial statements related to the nine month periods are unaudited. The results of operations for the nine months ended March 31, 2013 are not necessarily indicative of the results to be expected for the year ending June 30, 2013 or for any other future year or interim period.

F-12

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

1.1	Form of Placement Agency Agreement+
1.2	Form of Escrow Agreement+
3.1	Restated Certificate of Incorporation of Truett-Hurst, Inc., dated December 28, 2012+
3.2	Form of Amended and Restated Certificate of Incorporation of Truett-Hurst, Inc.+
3.3	Form of Bylaws of Truett-Hurst, Inc.+
3.4	Articles of Organization of H.D.D. LLC+
3.5	Third Amended and Restated Operating Agreement of H.D.D. LLC~~+~~
4.1	Form of Class A common stock certificate+
4.2	Form of Class B common stock certificate+
5.1	Opinion of Morrison & Foerster LLP+
10.1	Wine Supply Agreement by and between H.D.D. LLC and Robert Hall Winery, dated March 10, 2012+
10.2	Member Interest Purchase Agreement by and between Brandon Stauber and H.D.D. LLC, dated August 1, 2012+
10.3	Loan and Security Agreement by and between H.D.D. LLC and Bank of the West, dated July 16, 2012+
10.4	Security Agreement (Trademark) by and between H.D.D. LLC and Bank of the West, dated July 16, 2012+
10.5
Deed of Trust, Security Agreement, Assignment of Leases, Rents, and Profits, and Fixture Filing by and between H.D.D. LLC and First Santa Clara Corporation for the use and benefit of Bank of the West, dated July 16, 2012+

10.6	Line of Credit Note, in the principal amount of $9,000,000, dated July 16, 2012+
10.7	Term Note, in the principal amount of $3,381,000, dated July 16, 2012+
10.8	Equipment Purchase Line of Credit Note, in the principal amount of $300,000, dated July 16, 2012+
10.9	Modification Agreement, by and between H.D.D. LLC and Bank of the West, dated October 3, 2012+
10.10	Foreign Exchange Note, in the principal amount of $100,000, dated July 16, 2012+
10.11	Master Equipment Financing Agreement by and between H.D.D. LLC and Bank of the West, dated October 2, 2012+
10.12	Agreement by and between H.D.D. LLC and West Coast Paper Company, dated August 24, 2012+
10.13	Lease by and between H.D.D. LLC and Hambrecht Wine Group L.P., dated February 8, 2011+
10.14	2012 Stock Incentive Plan+
10.15	Form of Exchange Agreement+
10.16	Form of Tax Receivable Agreement+
10.17	Form of Registration Rights Agreement+
10.18	Supply of Goods Agreement by and between H.D.D. LLC and GreenBottle Limited, dated February 26, 2013+
10.19	Convertible Promissory Note, payable to the Carroll-Obremskey Trust, in the principal amount of $150,000, dated March 1, 2013+
10.20	Convertible Promissory Note, payable to the Hurst Trust, in the principal amount of $150,000, dated March 1, 2013+
10.21	Convertible Promissory Note, payable to the Dolan 2003 Trust, in the principal amount of $25,000, dated March 1, 2013+
10.22	Convertible Promissory Note, payable to the Dolan 2005 Trust, in the principal amount of $25,000, dated March 1, 2013+
10.23	Agreement, by and between Truett-Hurst, Inc. and the Carroll-Obremskey Trust, dated March 26, 2013+
14	Code of Business Conduct and Ethics+
21	Subsidiaries of the Registrant+
23.1	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm for Truett-Hurst, Inc.
23.2	Consent of Burr Pilger Mayer, Inc., Independent Registered Public Accounting Firm for H.D.D. LLC
23.3	Consent of Morrison & Foerster LLP*
24	Power of Attorney+

__________________________
*Contained in Exhibit 5.1
+Previously filed

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

II-3

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Amendment No. ~~7~~8 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Healdsburg, State of California, on the ~~5~~14th day of June, 2013.

TRUETT-HURST, INC.

/s/ Phillip L. Hurst
Phillip L. Hurst Chief Executive Officer

Signature	Title	Date

/s/ Phillip L. Hurst	Chief Executive Officer and Chairman	June ~~5,~~14, 2013
Phillip L. Hurst	(Principal Executive Officer)

/s/ James D. Bielenberg	Chief Financial Officer	June ~~5,~~14, 2013
James D. Bielenberg	(Principal Financial Officer and
Principal Accounting Officer)
*	Director	June ~~5,~~14, 2013
Paul E. Dolan, III

*	Director	June ~~5,~~14, 2013
Barrie Graham

*	Director	June ~~5,~~14, 2013
William R. Hambrecht

*	Director	June ~~5,~~14, 2013
Daniel A. Carroll

*	Director	June ~~5,~~14, 2013
Heath E. Dolan

*	Director	June ~~5,~~14, 2013
John D. Fruth

*	Director	June ~~5,~~14, 2013
James F. Verhey

*By:	/s/ Phillip L. Hurst
Phillip L. Hurst
Attorney-in-Fact